Filed pursuant to 424(b)(3)
Registration No. 333-175340

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 1 DATED JUNE 25, 2013

TO THE PROSPECTUS DATED APRIL 26, 2013

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc.(the “Company”), dated April 26, 2013 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to provide an update concerning the anticipated termination of this offering.

As of June 21, 2013, approximately $1.0 billion in shares remained available for sale pursuant to our primary offering, exclusive of approximately $565.3 million in shares available under our distribution reinvestment plan.

On June 24, 2013, in order to preserve the value we believe we have created for our stockholders, our board of directors determined that we will cease new sales of primary offering shares after we raise approximately $200 million of additional gross proceeds from the sale of primary offering shares; provided, that, our board of directors reserves the right to terminate the primary offering prior to raising that amount or to extend the primary offering further after we have raised that amount. This determination was made after considering the current pace of the capital raise and our progress towards achieving our strategic objectives. We are limiting the capital raise at a level that we believe to be appropriate in the context of our current acquisition pipeline and achieving our corporate objectives for acquisitions and value creation. Based on our current intention with respect to the termination of the primary offering, we will not accept any subscriptions for primary offering shares after we determine that we have received subscriptions for primary offering shares that total approximately $200 million in additional gross proceeds. We believe we will reach this additional capital raising target relatively soon, but will continue to offer and sell shares pursuant to our distribution reinvestment plan.